Transamerica Life Insurance and Annuity Company

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

July 7, 2005

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Curtis Young, Esq.

Re:	Transamerica Life Insurance and Annuity Company
Separate Account VA-7
Initial Registration Statement on Form N-4
File Nos. 333-126405, 811-08835
Request for Withdrawal

Dear	Mr. Young:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Transamerica Life Insurance and Annuity Company hereby requests withdrawal of its Registration Statement on Form N-4 accession number: 0001193125-05-137846 filed with the Securities and Exchange Commission on July 6, 2005 (the “Registration Statement”), on the grounds that the filing was made in error. No securities were sold or issued pursuant to the Registration Statement.

If you should have any questions regarding this application, please contact John Long at (319) 297-8363.

Sincerely,

Transamerica Life Insurance and Annuity Company

By:	/s/ John Long
John Long
Attorney

cc: Frederick R Bellamy, Esq.